June 24, 2025

Anthony F. Marone, Jr.
Chief Financial Officer and Treasurer
Blackstone Real Estate Income Trust, Inc.
345 Park Avenue
New York, NY 10154

       Re: Blackstone Real Estate Income Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 000-55931
Dear Anthony F. Marone, Jr.:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction